UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ): 60.746.948/0001-12

Material Fact

Banco Bradesco S.A. (Bradesco) hereby informs its shareholders and the market in general that, pursuant to the requirements of Paragraphs 1 and 2 of Article 30 of Law No. 6,404/76, the provisions of CVM Instruction No. 567, of September 17, 2015 and Paragraph 6 of Article 6 of its Bylaws, the Board of Directors, at a meeting held today, resolved to renew the program to acquire Company shares to be held in treasury and subsequently sold or cancelled, without reducing the capital stock.

Accordingly, in order to use the funds from the “Profit Reserves - Statutory”, available for investment, it authorized the Company’s Board of Executive Officers to acquire, from June 27, 2016 to June 26, 2017, up to 15,000,000 non-par, registered, book-entry shares (up to 7,500,000 common shares and up to 7,500,000 preferred shares). The Board of Executive Officers shall define the timing and number of shares to be acquired, within the authorized limits and the validity of this resolution.

The exhibit below contains all the additional information relating to the operation required by CVM Instructions No. 480, of December 7, 2009, and No. 567, of September 17, 2015.

Cidade de Deus, Osasco, SP, June 24, 2016

Banco Bradesco S.A.

Luiz Carlos Angelotti

Managing Officer and

Investor Relations Officer

Should  you  have  any  questions  or  require  further  information,  please  contact  Mr. Carlos  Wagner  Firetti,  phone  55 11 2194-0921, e-mail: 4823.firetti@bradesco.com.br; Mrs.  Ivani  Benazzi  de  Andrade,  phone  55 11 2194-0924, e-mail: 4823.ivani@bradesco.com.br;   or   Mr.   Carlos   Tsuyoshi   Yamashita,   phone   55 11 2194-0920, e-mail: 4823.carlos@bradesco.com.br

Exhibit 30-XXXVI of CVM Instruction No. 480/09

(Established by CVM Instruction No. 567 of September 17, 2015)

Trading of Shares Issued by the Company

                                                                                                                                                       .2.

1.    Justify in detail the objectives and the economic effects expected from the operation.

       Objective: to use a portion of the funds in the “Profit Reserves - Statutory”, available for investments, in the acquisition of shares to be held in treasury and subsequently sold or cancelled, to be resolved in due time.

       Economic Effects: For shareholders, the operation enables greater financial returns due to the proportional increase in the amount of dividends/interest on equity periodically distributed per share, given that shares held in treasury do not have economic or political rights (Article 10 – CVM Instruction No. 567/2015). Consequently, the amounts to be declared as dividends/interest on equity will be paid exclusively to shares outstanding in the market. For Bradesco, the operation, within the validity term established, is designed to identify market opportunities, maximizing the allocation of funds available in reserves, while limiting outflows so as not to affect its results.

2.    State the number of shares (i) outstanding and (ii) already held in treasury.

outstanding		in treasury
Common	Preferred	Common	Preferred
726,619,340	2,666,667,393	4,575,045	17,141,588

3.    State the number of shares that may be acquired or disposed of.

       Up to 15,000,000 non-par, registered, book-entry shares (up to 7,500,000 common and up to 7,500,000 preferred).

4.    Describe the main characteristics of the derivative instruments used by the Company, if any.

       Not applicable

5.    Describe voting agreements or instructions, if any, between the Company and the counterparty of the operations

Not applicable. The shares will be acquired at the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (BM&FBOVESPA).

Exhibit 30-XXXVI of CVM Instruction No. 480/09

(Established by CVM Instruction No. 567 of September 17, 2015)

Trading of Shares Issued by the Company

                                                                                                                                                       .3.

6.    In the event of operations held outside organized securities market, state: a. the maximum (minimum) price for which shares will be acquired (disposed of); and b. the reasons that justify the operation at prices more than ten percent (10%) higher, in the case of acquisition, or more than ten percent (10%) lower, in the case of disposal, than the average of share price, weighted by volume, in the ten (10) previous trading sessions, where applicable.

Not applicable. The shares will be acquired at market price through operations held at the BM&FBOVESPA.

7.    State the impacts of the trading on the Company’s control or administrative structure, if any.

Not applicable, considering that Bradesco’s control is defined and the maximum number of shares to be acquired is insufficient to affect the Company’s control or administrative structure.

8.    Identify the counterparties, if known, and, in the case of a related party, as defined by the accounting rules governing this matter, provide information as required by Article 8 of CVM Instruction 481, of December 17, 2009.

As the operations will be held at the BM&FBOVESPA, the counterparties are not known.

9.    Indicate the allocation of the proceeds, if applicable.

Not applicable, since the shares acquired within the renewed program will be held in treasury. Consequently, the allocation of the proceeds will only be known depending on the decision regarding the disposal or cancellation of the shares, which will be made in due time and informed to the market.

Exhibit 30-XXXVI of CVM Instruction No. 480/09

(Established by CVM Instruction No. 567 of September 17, 2015)

Trading of Shares Issued by the Company

                                                                                                                                                       .4.

10.      Indicate the maximum term to settle the authorized operations.

The maximum term is 365 days, from June 27, 2016 to June 26, 2017. Bradesco’s Board of Executive Officers will be responsible for defining the timing and the number of shares to be effectively acquired, within the authorized limits and the term established for the operation.

11.      Identify institutions acting as intermediaries, where applicable.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários, headquartered at Avenida Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP; and

Ágora Corretora de Títulos e Valores Mobiliários S.A., headquartered at Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

12.      Describe the funds available for use, pursuant to Article 7, paragraph 1 of CVM Instruction No. 567, of September 17, 2015.

Funds from the “Profit Reserves – Statutory” account, in the Company’s Net Equity, will be used.

13. Specify the reasons why the members of the Board of Directors believe that the share buyback will not affect compliance with the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends.

The Board of Directors believes that the acquisition of shares to be held in treasury, within the approved limits, will not affect compliance of the obligations assumed with its creditors, nor will it affect the payment of mandatory dividends. In these terms, it is worth noting that Bradesco manages its reserves in accordance with estimates of funds available for investment, considering its regular operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 24, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.